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                             August 18, 2021

       Russell Stidolph
       Chief Executive Officer
       AltEnergy Acquisition Corp.
       600 Lexington Avenue
       9th Floor
       New York, NY 10022

                                                        Re: AltEnergy
Acquisition Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed August 6,
2021
                                                            File No. 333-258594

       Dear Mr. Stidolph:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our reference to prior comments are to comments in our May 21, 2021 letter.

       Form S-1 filed August 6, 2021

       Summary, page 1

   1. We refer to prior comment 2, and we note the related disclosure added to your summary and management sections
regarding B. Riley Principal 150 Merger Corp. and B. Riley
                                                        Principal 250 Merger
Corp. Further to our prior comment, in order to clearly illustrate the past and present
overlapping SPAC activity of your management, please discuss the current status,
proceeds raised or to be raised, acquisition focus and duration of each of
                                                        BRPM 150, BRPM 250 and
any other SPACs with which your management is involved.
 Russell Stidolph
FirstName  LastNameRussell
AltEnergy Acquisition Corp. Stidolph
Comapany
August  18, NameAltEnergy
            2021          Acquisition Corp.
August
Page 2 18, 2021 Page 2
FirstName LastName
Summary Financial Data, page 36

2. Please provide the calculations to support the ($129,012) of working capital/(deficiency)
         or revise your disclosures throughout the filing as necessary. In this regard, it appears that your working capital/(deficit) should be ($9,548). Similarly, provide support for your pro forma, as adjusted, total assets and total liabilities or revise as necessary.
Use of Proceeds, page 78

3. You state that your CEO and CFO will receive a one-time payment of $150,000 and
         $300,000, respectively, upon an initial business combination and that your CFO will receive $15,600 per month for services prior to the consummation of an initial business combination. Please tell us how these amounts are reflected in the breakdown of
         $1,865,000 net proceeds not held in trust or explain where they are addressed in your use of proceeds disclosures. Also, revise to include a discussion of these payments in your liquidity and capital resources section or tell us why you believe such disclosure is not necessary.
Capitalization, page 83

4. Please provide the calculations to support the $179,905,542 of pro forma, as adjusted, total capitalization or revise as necessary. In this regard, your current disclosures appear to exclude the derivative warrant liability from total capitalization. Liquidity and Capital Resources, page 85

5. You state here that the net proceeds of the offering will be $201,065,000 (or $231,065,000 if over-allotment option is exercised). Please reconcile this information to the amounts disclosed in your Use of Proceeds discussion or revise as necessary. Audited Financial Statements of AltEnergy Acquisition Corp., page F-1

6. We note from your response to prior comment 3 that you revised the financial statements to reflect expenses related to Mr. Darnell's services as the company's CFO. Please tell us your consideration to label the financial statements as restated and include disclosures regarding the correction of an error as required by ASC 250-10-50-7. Also, we note that the report of your independent registered public accounting firm has been dual dated for revisions in Note 5 as it relates to agreements entered into with your CEO and CFO.
         Please tell us how your auditor considered similar revisions in Note
6.
Exhibits

7. Disclosure in your filing, including on pages 71 and 153, states that your amended and restated certificate of incorporation will contain an exclusive forum provision, but we are unable to locate this provision in your amended and restated certificate of incorporation filed as Exhibit 3.1. Please remove the related disclosure from the prospectus, or advise.
 Russell Stidolph
AltEnergy Acquisition Corp.
August 18, 2021
Page 3

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Megan Akst, Senior Staff Accountant, at 202-551-3407 or Kathleen
Collins, Accounting Branch Chief, at 202-551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Wray, Staff
Attorney, at 202-551-3483 or Larry Spirgel, Office Chief, at 202-551-3815 with any other questions.



FirstName LastNameRussell Stidolph                         Sincerely,
Comapany NameAltEnergy Acquisition Corp.
                                                           Division of
Corporation Finance
August 18, 2021 Page 3                                     Office of Technology
FirstName LastName